-------------------------------
                                                         OMB APPROVAL
                                                -------------------------------
              UNITED STATES                     OMB Number:          3235-0145
  SECURITIES AND EXCHANGE COMMISSION            Expires:       August 31, 1999
          Washington, D.C. 20549                Estimated average burden hours
                                                per response.............14.90
                                                -------------------------------




                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               MEDIQ INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

               SERIES A PREFERRED STOCK, PAR VALUE $.50 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     5849061
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John D. Iskrant
                         Schnader Harrison Segal & Lewis
                         1600 Market Street, Suite 3600
                           Philadelphia, PA 19103-7286
                                 (215) 751-2205

                                 With Copies to:
                             F. Douglas Raymond, III
                           Drinker Biddle & Reath LLP
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

   Page 2 of 9 Pages
-------------------------                             --------------------------
CUSIP No. 58490 61 0                                      Page 2 of 9 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |      Bessie G. Rotko, Michael J. Rotko, Judith M. Shipon, John D.
      |      Iskrant and PNC Bank Corp., as Trustees under an Agreement
      |      of trust dated November 18, 1983       I.R.S. #: 23-6764067
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |      Not Applicable
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |    -0-
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |     -0-
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |          -0-
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |       Not Applicable
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |        00
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 58490 61 0                                      Page 3 of 9 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Michael J. Rotko
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |      Not Applicable
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |    -0-
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |     -0-
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |          -0-
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |       Not Applicable
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |        IN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 58490 61 0                                      Page 4 of 9 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Bessie G. Rotko
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |      Not Applicable
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |    -0-
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |     -0-
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |          -0-
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |       Not Applicable
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |        IN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D/A

-------------------------                             --------------------------
CUSIP No. 58490 61 0                                      Page 5 of 9 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Judith M. Shipon
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |      Not Applicable
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |    -0-
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |     -0-
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |     -0-
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |          -0-
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |       Not Applicable
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |        IN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 2
                               TO THE SCHEDULE 13D

     The statement on Schedule 13D dated June 14, 1989, and filed with the Securities and Exchange Commission by Bessie G. Rotko, Michael J. Rotko, Judith
M. Shipon, Lionel Felzer and Provident National Bank, as trustees under an Agreement of Trust dated November 18, 1983, established by the late Bernard B. Rotko (the "Trust") with respect to beneficial ownership of the Series A Preferred Stock, par value $.50 per share (the "Preferred Stock") and the Common Stock, par value $1.00 per share (the "Common Stock") of MEDIQ Incorporated (the "Company" or the "Issuer"), as amended and restated by Amendment No. 1 thereto, dated January 23, 1998, is hereby amended as provided herein.

     Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the Trust, Bessie G. Rotko, Michael J. Rotko and Judith M. Shipon have agreed to file one statement with respect to their ownership of Preferred Stock. A Joint Filing Agreement is attached hereto as Exhibit 1. The Trust, Bessie G. Rotko, Michael J. Rotko and Judith M. Shipon are hereinafter collectively referred to as the "Reporting Persons."

     Item 5 of this Schedule 13D is hereby amended to read in its entirety as follows:

          5. Interests in Securities of the Issuer.

     (a) The Reporting Persons no longer own any shares of Preferred Stock.

     (b) Not Applicable.

     (c) On May 29, 1998, all shares of the Preferred Stock previously owned by the Reporting Persons were converted into the right to receive cash and certain securities of the Company pursuant to an Agreement and Plan of Merger dated as of January 14, 1998, as amended as of April 27, 1998, by and between the Company and MQ Acquisition Corporation ("MQ") which provided for the merger of MQ with and into the Company (the "Merger"). In the Merger, each share of Preferred Stock owned by the Reporting Persons was converted into the right to receive $13.75 in cash, without interest, and 0.075 of a share of Series A 13% Cumulative Compounding Preferred Stock, par value $.01 per share, of the Company; except for, (i) 269,089 shares of Preferred Stock owned directly by Bessie G. Rotko, which were converted into 390,186 shares of Series B 13.25% Cumulative Compounding Perpetual Preferred Stock, par value $.01 per share, of the Company (the "Series B Preferred Stock"), (ii) 655,187 shares of Preferred Stock owned by the Trust, which were converted into 950,033 shares of Series B Preferred Stock, (iii) 37,862 shares of Preferred Stock owned directly by Michael J. Rotko, which were converted into 54,890.5 shares of Common Stock, par value $.01 per share, of the Company, and (iv) 37,862 shares of Preferred Stock held directly by Judith M. Shipon, which were converted into 54,890.5 shares of Common Stock, par value $.01 per share, of the Company.

     (d) Not Applicable.

     (e) The Reporting Persons ceased to be beneficial owners of Preferred Stock on May 29, 1998 as a result of the Merger.

Item 7 of this Schedule 13D is hereby amended to read in its entirety as follows:

          Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated June 8, 1998, among the Trustees of the Trust, signed by a majority of the Trustees.

                                                -------------------------------
                                                         OMB APPROVAL
                                                -------------------------------
              UNITED STATES                     OMB Number:          3235-0145
  SECURITIES AND EXCHANGE COMMISSION            Expires:       August 31, 1999
          Washington, D.C. 20549                Estimated average burden hours
                                                per response.............14.90
                                                -------------------------------


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 /s/ Bessie G. Rotko                        /s/ Judith M. Shipon
-----------------------------               -----------------------------
     Bessie G. Rotko                            Judith M. Shipon



/s/ Michael J. Rotko                        PNC Bank Corp.
-----------------------------
    Michael J. Rotko

                                            By: /s/ Robert N. Tropp, Jr.
                                            -----------------------------
                                                    Robert N. Tropp, Jr.
                                                    Vice President

/s/ John D. Iskrant
-----------------------------
    John D. Iskrant